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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

I-MANY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44973Q103
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|_|	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 44973Q103

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Van Wagoner Capital Management, Inc. - 94-3235240

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_|
(b) |X|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON

WITH
	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	|_|

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 2 of 6 Pages

CUSIP No. 44973Q103

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Van Wagoner Funds, Inc. - 39-1836332, 39-1836333, 94-3256424, 94-3286386

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) |_|
(b) |X|

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

	5	SOLE VOTING POWER
NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON

WITH
	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	|_|

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

Page 3 of 6 Pages

CUSIP No. 44973Q103

        This Amendment No. 2 to the undersigned's Schedule 13G, which was originally filed on February 8, 2002 (the “Schedule 13G”) with regard to I-many, Inc. (the “Issuer”) is being filed to amend Items 1(b), 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 1(b).  Address of Issuer's Principal Executive Offices:

399 Thornall Street 12thFloor Edison, NJ 08837

Item 4.    Ownership

Van Wagoner Capital Management, Inc.

(a)	Amount Beneficially Owned: -0-

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Van Wagoner Funds, Inc.

(a)	Amount Beneficially Owned: -0-

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Page 4 of 6 Pages

CUSIP No. 44973Q103

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2004
Date

VAN WAGONER CAPITAL MANAGEMENT, INC.

By:  /s/ Garrett R. Van Wagoner
        Garrett R. Van Wagoner, President

VAN WAGONER FUNDS, INC.

By:  /s/ Garrett R. Van Wagoner
        Garrett R. Van Wagoner, President

Page 5 of 6 Pages

CUSIP No. 44973Q103

EXHIBIT 1

        AGREEMENT, dated as of February 7, 2004, by and among Van Wagoner Capital Management, Inc., a Delaware corporation and Van Wagoner Funds, Inc., a Maryland corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of I-many, Inc., and hereby further agree that said Statement shall be filed on behalf of both Van Wagoner Capital Management, Inc. and Van Wagoner Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of I-many, Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

VAN WAGONER CAPITAL MANAGEMENT, INC.
By: /s/ Garrett R. Van Wagoner
Garrett R. Van Wagoner, President
VAN WAGONER FUNDS, INC.
By: /s/ Garrett R. Van Wagoner
Garrett R. Van Wagoner, President

Page 6 of 6 Pages